UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.  )*

NUVVE HOLDING CORP.
(Name of Issuer)

Common Stock, $0.0001 par value per share
(Title of Class of Securities)

67079Y 100
 (CUSIP Number)

Adrienne Saunders
Senior Managing Director, General Counsel and Chief Compliance Officer
c/o Stonepeak Partners LP
 55 Hudson Yards
550 W. 34th Street, 48th Floor
New York, NY 10001
212-907-5100
 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With a copy to:

Charles Ward
Chief Financial Officer and Secretary
Evolve Transition Infrastructure LP
1360 Post Oak Blvd, Suite 2400
Houston, TX 77056

May 17, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 67079Y 100
1	NAMES OF REPORTING PERSONS
STONEPEAK ROCKET HOLDINGS LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
9,900,000

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
9,900,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,900,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
33.3%(1)(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)
Until the Issuer obtains the requisite vote of its stockholders under Nasdaq listing rules, (i) the aggregate number of shares of Common Stock (as defined herein) issuable to the Reporting Persons may not exceed 3,729,622 and (ii) the Reporting Persons’ aggregate beneficial ownership may not exceed 19.99% of the outstanding Common Stock. See Item 4.

(2)	Excluding shares of Common Stock issuable to Evolve (as defined herein), the Reporting Person’s beneficial ownership would be 34.5%.

CUSIP No. 67079Y 100
1	NAMES OF REPORTING PERSONS
STONEPEAK ROCKET UPPER HOLDINGS LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
9,900,000

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
9,900,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,900,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
33.3%(1)(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN, HC

(1)
Until the Issuer obtains the requisite vote of its stockholders under Nasdaq listing rules, (i) the aggregate number of shares of Common Stock (as defined herein) issuable to the Reporting Persons may not exceed 3,729,622 and (ii) the Reporting Persons’ aggregate beneficial ownership may not exceed 19.99% of the outstanding Common Stock. See Item 4.

(2)	Excluding shares of Common Stock issuable to Evolve (as defined herein), the Reporting Person’s beneficial ownership would be 34.5%.

CUSIP No. 67079Y 100
1	NAMES OF REPORTING PERSONS
STONEPEAK ASSOCIATES IV LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
9,900,000

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
9,900,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,900,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
33.3%(1)(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO, HC

(1)
Until the Issuer obtains the requisite vote of its stockholders under Nasdaq listing rules, (i) the aggregate number of shares of Common Stock (as defined herein) issuable to the Reporting Persons may not exceed 3,729,622 and (ii) the Reporting Persons’ aggregate beneficial ownership may not exceed 19.99% of the outstanding Common Stock. See Item 4.

(2)	Excluding shares of Common Stock issuable to Evolve (as defined herein), the Reporting Person’s beneficial ownership would be 34.5%.

CUSIP No. 67079Y 100
1	NAMES OF REPORTING PERSONS
STONEPEAK GP INVESTORS IV LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
9,900,000

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
9,900,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,900,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
33.3%(1)(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO, HC

(1)
Until the Issuer obtains the requisite vote of its stockholders under Nasdaq listing rules, (i) the aggregate number of shares of Common Stock (as defined herein) issuable to the Reporting Persons may not exceed 3,729,622 and (ii) the Reporting Persons’ aggregate beneficial ownership may not exceed 19.99% of the outstanding Common Stock. See Item 4.

(2)	Excluding shares of Common Stock issuable to Evolve (as defined herein), the Reporting Person’s beneficial ownership would be 34.5%.

CUSIP No. 67079Y 100
1	NAMES OF REPORTING PERSONS
STONEPEAK GP INVESTORS MANAGER LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
11,000,000

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
11,000,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,000,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
37.0%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO, HC

(1)
Until the Issuer obtains the requisite vote of its stockholders under Nasdaq listing rules, (i) the aggregate number of shares of Common Stock (as defined herein) issuable to the Reporting Persons may not exceed 3,729,622 and (ii) the Reporting Persons’ aggregate beneficial ownership may not exceed 19.99% of the outstanding Common Stock. See Item 4.

CUSIP No. 67079Y 100
1	NAMES OF REPORTING PERSONS
MICHAEL B. DORRELL

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
11,000,000(1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
11,000,000(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,000,000(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
37.0%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

(1)
The reporting person disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein, and the inclusion of these securities in this report shall not be deemed an admission of beneficial ownership of all of the reported securities for purposes of this Schedule 13D or for any other purpose.

(2)
Until the Issuer obtains the requisite vote of its stockholders under Nasdaq listing rules, (i) the aggregate number of shares of Common Stock (as defined herein) issuable to the Reporting Persons may not exceed 3,729,622 and (ii) the Reporting Persons’ aggregate beneficial ownership may not exceed 19.99% of the outstanding Common Stock. See Item 4.

CUSIP No. 67079Y 100
1	NAMES OF REPORTING PERSONS
EVOLVE TRANSITION INFRASTRUCTURE LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,100,000

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
1,100,000

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,100,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.7%(1)(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)
Until the Issuer obtains the requisite vote of its stockholders under Nasdaq listing rules, (i) the aggregate number of shares of Common Stock (as defined herein) issuable to the Reporting Persons may not exceed 3,729,622 and (ii) the Reporting Persons’ aggregate beneficial ownership may not exceed 19.99% of the outstanding Common Stock. See Item 4.

(2)	Excluding shares of Common Stock issuable to Stonepeak (as defined herein), the Reporting Person’s beneficial ownership would be 5.5%.

SCHEDULE 13D

Item 1. Security and Issuer

This Schedule 13D is being filed by the undersigned, pursuant to §240.13d-1(a), with respect to the common stock, par value $0.0001 per share (the “Common Stock”), of Nuvve Holding Corp., a Delaware corporation (the “Issuer”), whose principal executive offices are located at 2468 Historic Decatur Road, San Diego, CA 92106.

Item 2. Identity and Background

(a-c,f) This Schedule 13D is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):  (i) Stonepeak Rocket Holdings LP, a Delaware limited partnership (“Stonepeak”); (ii) Stonepeak Rocket Upper Holdings LP, a Delaware limited partnership; (iii) Stonepeak Associates IV LLC, a Delaware limited liability company; (iv) Stonepeak GP Investors IV LLC, a Delaware limited liability company; (v) Stonepeak GP Investors Manager LLC, a Delaware limited liability company; (vi) Michael B. Dorrell (“Mr. Dorrell”), a citizen of the United States of America; and (vii) Evolve Transition Infrastructure LP, a Delaware limited partnership (“Evolve”).

This Schedule 13D relates to (i) Warrants (as defined below), exercisable for shares of Common Stock, held by Stonepeak and Evolve and (ii) Common Stock issuable to Stonepeak and Evolve pursuant to the Securities Purchase Agreement (as defined below).  Stonepeak Associates IV LLC is the general partner of Stonepeak and Stonepeak Rocket Upper Holdings LP.  Stonepeak GP Investors IV LLC is the sole member of Stonepeak Associates IV LLC.  Stonepeak GP Investors Manager LLC is the managing member of Stonepeak GP Investors IV LLC.  Mr. Dorrell serves as the managing member of Stonepeak GP Investors Manager LLC.

Affiliates of Stonepeak, including Stonepeak GP Investors Manager LLC and Mr. Dorrell, directly and indirectly beneficially own a majority of the outstanding common units and all of the preferred units of Evolve. Pursuant to Evolve’s partnership agreement, its general partner conducts, directs and manages all of Evolve’s activities under the authority of the general partner’s board of directors. Affiliates of Stonepeak own 100% of the issued and outstanding equity interests in SP Holdings, LLC, which is the sole member of Evolve’s general partner. SP Holdings, LLC has the right to appoint all of the members of the board of directors of Evolve’s general partner other than two directors which are directly designated by an affiliate of Stonepeak pursuant to an Amended and Restated Board Representation and Standstill Agreement, dated as of August 2, 2019. As a result of the foregoing, affiliates of Stonepeak control Evolve and its general partner and have the ability to appoint all of the members of the board of directors of the general partner of Evolve.

The address of the principal office for each of the Reporting Persons (other than Evolve) is 55 Hudson Yards, 550 W. 34th Street, 48th Floor, New York, New York 10022. The address of the principal office for Evolve is 1360 Post Oak Blvd., Suite 2400, Houston, TX 77056.

The agreement among each of the Reporting Persons to file this Schedule 13D jointly in accordance with Rule 13d-1(k) of the Exchange Act is attached hereto as Exhibit A.

(d)          None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)          None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The information set forth in Item 4 is incorporated by reference in its entirety into this Item 3.

Item 4. Purpose of Transaction

On May 17, 2021, the Issuer entered into a letter agreement (the “Letter Agreement”) with Stonepeak and Evolve relating to the proposed formation of a joint venture, Levo Mobility LLC (“Levo,” and such proposed joint venture, the “Proposed Transaction”). Pursuant to the Letter Agreement, the parties agreed to negotiate in good faith to finalize and enter into definitive agreements for the Proposed Transaction. If the Proposed Transaction is consummated on the proposed terms, Levo will utilize the Issuer’s proprietary vehicle-to-grid (“V2G”) technology and the capital from Stonepeak and Evolve to help accelerate the deployment of electric fleets, including thousands of zero-emission electric school buses for school districts nationwide through “V2G hubs” and Transportation as a Service (“TaaS”). If consummated on the proposed terms, Stonepeak and Evolve will fund their pro rata share of the acquisition and construction costs up to an aggregate capital commitment of $750 million, and will have the option to upsize their capital commitments when Levo has entered into contracts with third parties for $500 million in aggregate capital expenditures.

In connection with the signing of the Letter Agreement, the Issuer issued to Stonepeak and Evolve the following ten-year warrants to purchase Common Stock (allocated 90% to Stonepeak and 10% to Evolve) (collectively, the “Warrants”):

•	Series B warrants to purchase 2,000,000 shares of Common Stock, in the aggregate, at an exercise price of $10.00 per share, which were fully vested upon issuance,

•
Series C warrants to purchase 1,000,000 shares of Common Stock, in the aggregate, at an exercise price of $15.00 per share, which were vested as to 50% of the shares upon issuance and vest as to the remaining 50% when Levo has entered into contracts with third parties for $125 million in aggregate capital expenditures,

•
Series D warrants to purchase 1,000,000 shares of Common Stock, in the aggregate, at an exercise price of $20.00 per share, which were vested as to 50% of the shares upon issuance and vest as to the remaining 50% when Levo has entered into contracts with third parties for $250 million in aggregate capital expenditures,

•
Series E warrants to purchase 1,000,000 shares of Common Stock, in the aggregate, at an exercise price of $30.00 per share, which were vested as to 50% of the shares upon issuance and vest as to the remaining 50% when Levo has entered into contracts with third parties for $375 million in aggregate capital expenditures, and

•
Series F warrants to purchase 1,000,000 shares of Common Stock, in the aggregate, at an exercise price of $40.00 per share, which were vested as to 50% of the shares upon issuance and vest as to the remaining 50% when Levo has entered into contracts with third parties for $500 million in aggregate capital expenditures.

The Warrants are exercisable 180 days after the applicable vesting date. In connection with the signing of the Letter Agreement, the Issuer also entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) and a Registration Rights Agreement (the “Registration Rights Agreement”) with Stonepeak and Evolve.

•
Under the Securities Purchase Agreement, from time to time between November 13, 2021 and November 17, 2028, Stonepeak and Evolve may elect, in their sole discretion, to purchase up to an aggregate of $250 million in shares of Common Stock at a purchase price of $50.00 per share (allocated 90% to Stonepeak and 10% to Evolve).

•
Under the Registration Rights Agreement, the Issuer granted Stonepeak and Evolve demand and piggyback registration rights relating to the sale of the Warrants and the shares of Common Stock issuable pursuant to the Warrants and the Securities Purchase Agreement.

Unless the Issuer obtains the approval of its stockholders, the aggregate number of shares of Common Stock that may be issued under the Warrants and the Securities Purchase Agreement may not exceed 3,729,622 shares (such number, the “Stockholder Approval Threshold”), which is the maximum number of shares of Common Stock which the Issuer may issue without stockholder approval under the stockholder approval rules of The Nasdaq Stock Market LLC (“Nasdaq”), including Nasdaq Listing Rules 5635(a) and 5635(d). In addition, unless the Issuer obtains the approval of its stockholders, the Warrants may not be exercised, and elections to purchase under the Securities Purchase Agreement may not be made, to the extent that, after giving effect to such exercise or election, Stonepeak or Evolve, together with their affiliates, collectively would beneficially own in excess of 19.99% of the Common Stock.

Pursuant to the Letter Agreement and in connection with the transactions contemplated thereby, the parties will negotiate in good faith to enter into a board rights agreement, pursuant to which Stonepeak would have the right to nominate one director to the Issuer’s board of directors so long as Stonepeak beneficially owns at least 10% of the issued and outstanding Common Stock.

The summaries contained herein of the Warrants, Securities Purchase Agreement and Registration Rights Agreement (collectively, including the Letter Agreement, the “Transaction Documents”) do not purport to be complete and are qualified in their entirety by reference to the full text of such documents, which are included as Exhibits B, C, and D, respectively, to this Schedule 13D and are incorporated herein by reference.

The Reporting Persons acquired beneficial ownership of the securities reported herein for investment purposes and intend to review their investments in the Issuer on a continuing basis. Subject to the terms of the Transaction Documents, which have some restrictions on the potential actions described in this Item 4, depending on various factors, the Reporting Persons may in the future take actions with respect to their investment in the Issuer as they deem appropriate, including changing their current intentions, with respect to any or all matters required to be disclosed in this Schedule 13D. Without limiting the foregoing, and subject to the terms of the Transaction Documents, the Reporting Persons may, from time to time, acquire or cause affiliates to acquire Common Stock or other securities of the Issuer, dispose, or cause affiliates to dispose, of some or all of the Warrants, Common Stock or other securities of the Issuer or continue to hold, or cause affiliates to hold, Common Stock, Warrants or other securities of the Issuer (or any combination or derivative thereof).

In addition, without limitation, subject to the terms of the Transaction Documents, the Reporting Persons may engage in discussions with management, the board of directors, stockholders of the Issuer and other relevant parties or take other actions concerning any extraordinary corporate transaction (including but not limited to a merger, reorganization or liquidation) or the business, operations, assets, strategy, future plans, prospects, corporate structure, board composition, management, capitalization, dividend policy, charter, bylaws, corporate documents or agreements of the Issuer. The Reporting Persons may also engage in discussions with management and the board of directors of the Issuer regarding, and together may consummate, joint ventures in addition to Levo.

Except as set forth in this Schedule 13D, the Reporting Persons have no present plans, proposals or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.  Although the foregoing reflects activities presently contemplated by the Reporting Persons, subject to the terms of the Transaction Documents, the foregoing is subject to change at any time.

Item 5. Interest in Securities of the Issuer

(a)          As of the date hereof, (i) each of Stonepeak, Stonepeak Rocket Upper Holdings LP, Stonepeak Associates IV LLC and Stonepeak GP Investors IV LLC (the “Stonepeak Rocket Entities”) may be deemed to beneficially own 9,900,000 shares of Common Stock issuable upon exercise of the Warrants and pursuant to the Securities Purchase Agreement and (ii) Evolve may be deemed to beneficially own 1,100,000 shares of Common Stock issuable upon exercise of the Warrants and pursuant to the Securities Purchase Agreement.  These amounts represent approximately 33.3% and 3.7% of the outstanding shares of Common Stock, respectively, as calculated below. As of the date hereof, Stonepeak GP Investors Manager LLC and Mr. Dorrell may be deemed to beneficially own all of such shares of Common Stock described in the foregoing clauses (i) and (ii) of this Item 5(a), or 11,000,000 shares. This amount represents approximately 37.0% of the outstanding shares of Common Stock, respectively, as calculated below.

The foregoing beneficial ownership percentage is based on the sum of (i) 18,761,124 shares of Common Stock of the Issuer outstanding, as reported in the Issuer’s Form 8-K, dated as of March 25, 2021, and (ii) 11,000,000 shares of Common Stock issuable to the Reporting Persons as described in Item 4.

(b)          The Stonepeak Rocket Entities have shared voting power and shared dispositive power with regard to such shares of Common Stock described in Item 5(a)(i). Evolve has sole voting power and sole dispositive power with regard to such shares of Common Stock described in Item 5(a)(ii). Stonepeak GP Investors Manager LLC and Mr. Dorrell have shared voting power and shared dispositive power with regard to all such shares of Common Stock issuable upon exercise of the Warrants and pursuant to the Securities Purchase Agreement.

(c)          There were no other transactions in Warrants or Common Stock by the Reporting Persons in the past sixty days, other than as described in Item 4.

(d)          Except as set forth in this Schedule 13D, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Warrants or the Common Stock that may be deemed to be beneficially owned by the Reporting Persons.

(e)          This Item 5(e) is not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Item 2 and Item 4 is incorporated by reference in its entirety into this Item 6.

Item 7. Material to be Filed as Exhibits

Exhibit A:	Joint Filing Agreement

Exhibit B:	Form of Warrants (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on May 17, 2021)

Exhibit C:	Securities Purchase Agreement (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer on May 17, 2021).

Exhibit D:	Registration Rights Agreement (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer on May 17, 2021)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

STONEPEAK ROCKET HOLDINGS LP

By:	STONEPEAK ASSOCIATES IV LLC, its general partner

By:	STONEPEAK GP INVESTORS IV LLC, its sole member

By:	STONEPEAK GP INVESTORS MANAGER LLC, its managing member

By:	/s/ Michael Dorrell
Name: Michael Dorrell
Title: Managing Member

STONEPEAK ROCKET UPPER HOLDINGS LP

By:	STONEPEAK ASSOCIATES IV LLC, its general partner

By:	STONEPEAK GP INVESTORS IV LLC, its sole member

By:	STONEPEAK GP INVESTORS MANAGER LLC, its managing member

By:	/s/ Michael Dorrell
Name: Michael Dorrell
Title: Managing Member

STONEPEAK ASSOCIATES IV LLC

By:	STONEPEAK GP INVESTORS IV LLC, its sole member

By:	STONEPEAK GP INVESTORS MANAGER LLC, its managing member

By:	/s/ Michael Dorrell
Name: Michael Dorrell
Title: Managing Member

STONEPEAK GP INVESTORS IV LLC

By:	STONEPEAK GP INVESTORS MANAGER LLC, its managing member

By:	/s/ Michael Dorrell
Name: Michael Dorrell
Title: Managing Member

STONEPEAK GP INVESTORS MANAGER LLC

By:	/s/ Michael Dorrell
Name: Michael Dorrell
Title: Managing Member

/s/ Michael Dorrell
Name: Michael Dorrell

EVOLVE TRANSITION INFRASTRUCTURE LP

By:	EVOLVE TRANSITION INFRASTRUCTURE GP LLC, its general partner

By:	/s/ Charles C. Ward
Name: Charles C. Ward
Title: Chief Financial Officer & Secretary

May 27, 2021

Attention:  Intentional misstatements or omissions of act constitute federal violations (see 18 U.S.C. 1001).